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As filed with the Securities and Exchange Commission on October 8, 2013

Registration No. 333-190852

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Envestnet, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7389 (Primary Standard Industrial Classification Code Number)	20-1409613 (I.R.S. Employer Identification Number)
35 East Wacker Drive, Suite 2400 Chicago, Illinois 60601 (312) 827-2800 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Shelly O'Brien
General Counsel
Envestnet, Inc.
35 East Wacker Drive, Suite 2400
Chicago, Illinois 60601
(312) 827-2800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Edward S. Best Mayer Brown LLP 71 South Wacker Drive Chicago, IL 60606 (312) 782-0600	Larry A. Barden Sidley Austin LLP One South Dearborn Chicago, IL 60603 (312) 853-7000

          Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 8, 2013

4,800,000 Shares

Envestnet, Inc.
Common Stock

        The Selling Stockholders identified in this prospectus are offering 4,800,000 shares of our common stock. We will not receive any proceeds from the sale of the shares of our common stock in this offering.

        Our common stock is listed on the New York Stock Exchange under the symbol "ENV." The last reported sale price of our common stock on the New York Stock Exchange on October 7, 2013 was $31.16 per share.

        Investing in our common stock involves risks. Before buying any shares of our common stock, you should read the discussion of material risks described in "Risk Factors" beginning on page 14 of this prospectus and included in our Annual Report on Form 10-K for the year ended December 31, 2012, as well as the other information included or incorporated by reference in this prospectus.

        Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total(1)
Public offering price	$	$
Underwriting discounts(2)	$	$
Proceeds, before expenses, to the Selling Stockholders	$	$

(1)
Assumes no exercise of the underwriters' over-allotment option described below.

(2)
The underwriters will also be reimbursed for certain expenses incurred in this offering. See "Underwriting."

        One of the Selling Stockholders has granted the underwriters an option to purchase up to an additional 720,000 shares of our common stock at the public offering price, less underwriting discounts, within 30 days of the date of this prospectus, to cover over-allotments, if any. If the underwriters exercise their option in full, the total underwriting discount will be $            . Delivery of the shares of common stock is expected to be made on or about                        , 2013.

William Blair	Stifel

BMO Capital Markets	Sandler O'Neill + Partners, L.P.	Sterne Agee

Avondale Partners	Barrington Research Associates	Sidoti & Company, LLC

The date of this prospectus is                        , 2013

i

ABOUT THIS PROSPECTUS

        You should rely only on the information contained or incorporated by reference in this prospectus or in any related free writing prospectus filed by us with the Securities and Exchange Commission (the "SEC"). No person has been authorized by us to provide any information or to make any representations other than those contained in this prospectus or incorporated by reference in this prospectus. You should carefully evaluate the information provided by us in light of the total mix of information available to you recognizing that we can provide no assurance as to the reliability of any information not contained in this prospectus or incorporated by reference in this prospectus. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. Unless otherwise indicated, you should assume that the information contained or incorporated by reference in this prospectus is accurate as of the date on the front of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

        It is important for you to read and consider all information contained or incorporated by reference in this prospectus in making your investment decision. You should also read and consider the information in the documents to which we have referred you in "Where You Can Find More Information."

        References in this prospectus to "Envestnet," "we," "us," "our" and the "Company" refer to Envestnet, Inc. and, unless the context otherwise requires, its subsidiaries.

ii

 CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated herein by reference, may contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These forward-looking statements may include forward-looking statements which reflect our current views with respect to future events and financial performance. Statements which include the words "expect," "intend," "plan," "believe," "project," "anticipate," "may," "will," "continue," "further," "seek" and similar words or statements of a future or forward-looking nature identify forward-looking statements for purposes of the federal securities laws or otherwise. All forward-looking statements address matters that involve risks and uncertainties. These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include the following:

  •
  difficulty in sustaining rapid revenue growth, which may place significant demands on our administrative, operational and financial resources;

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  fluctuations in our revenue;

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  the concentration of nearly all of our revenues from the delivery of investment solutions and services to clients in the financial advisory industry;

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  the impact of market and economic conditions on our revenue;

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  our reliance on a limited number of clients for a material portion of our revenue;

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  the renegotiation of fee percentages or termination of our services by our clients;

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  our ability to identify potential acquisition candidates, complete acquisitions and successfully integrate acquired companies;

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  compliance failures;

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  regulatory actions against us;

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  the failure to protect our intellectual property rights;

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  our inability to successfully execute the conversion of our clients' assets from their technology platform to our technology platform in a timely and accurate manner;

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  general economic, political and regulatory conditions; and

  •
  management's response to these factors.

        In addition, there may be other factors of which we are presently unaware or that we currently deem immaterial that could cause our actual results to be materially different from the results referenced in the forward-looking statements. All forward-looking statements contained in this prospectus and documents incorporated herein by reference are qualified in their entirety by this cautionary statement. Forward-looking statements speak only as of the date they are made, and we do not intend to update or otherwise revise the forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. If we do update one or more forward-looking statements, no inference should be made that we will make additional updates with respect to those or other forward-looking statements.

iii

PROSPECTUS SUMMARY

        This summary highlights selected information appearing elsewhere in this prospectus or in documents incorporated herein by reference. This summary is not complete and does not contain all of the information that you should consider before making your investment decision. You should carefully read the entire prospectus, including the information set forth in the section entitled "Risk Factors" and the information that is incorporated by reference into this prospectus.

Envestnet, Inc.

Our Business

        We are a leading provider of unified wealth management software and services to financial advisors and institutions. By integrating a wide range of investment solutions and services, our technology platform provides financial advisors with the flexibility to address their clients' needs. As of June 30, 2013, over 25,000 advisors used our technology platform, supporting approximately $427 billion of assets in more than 1.9 million investor accounts.

        Envestnet empowers financial advisors to deliver fee-based advice to their clients. We work with both Independent Registered Investment Advisors ("RIAs"), as well as advisors associated with financial institutions such as broker-dealers and banks. The services we offer and market to financial advisors address advisors' ability to grow their practice as well as to operate more efficiently—the Envestnet platform spans the various elements of the wealth management process, from the initial meeting an advisor has with a prospective client to the ongoing day-to-day operations of managing an advisory practice.

        Our centrally-hosted technology platform, which we refer to as having "open architecture" because of its flexibility, provides financial advisors with access to a series of integrated services to help them better serve their clients. These services include risk assessment and selection of investment strategies and solutions, asset allocation models, research and due diligence, portfolio construction, proposal generation and paperwork preparation, model management and account rebalancing, account monitoring, customized fee billing, overlay services covering asset allocation, tax management and socially responsible investing, aggregated multi-custodian performance reporting and communication tools, as well as access to a wide range of leading third-party asset custodians.

        We offer these solutions principally through the following product and services suites:

  •
  Envestnet's wealth management software empowers advisors to better manage client outcomes and strengthen their practice. Our software unifies the applications and services advisors use to manage their practice and advise their clients, including financial planning; capital markets assumptions; asset allocation guidance; research and due diligence on investment managers and funds; portfolio management, trading and rebalancing; multi-custodial, aggregated performance reporting; and billing calculation and administration.

  •
  Envestnet | PMC®, our Portfolio Management Consultants group, primarily engages in consulting services aimed at providing financial advisors with additional support in addressing their clients' needs, as well as the creation of proprietary investment solutions and products. Envestnet | PMC's investment solutions and products include managed account and multi-manager portfolios, mutual fund portfolios and Exchange Traded Fund ("ETF") portfolios. Envestnet | PMC also offers Prima Premium Research, comprising institutional-quality research and due diligence on investment managers, mutual funds, ETFs and liquid alternatives funds.

  •
  Envestnet | TamaracTM provides leading portfolio accounting, rebalancing, trading, performance reporting and client relationship management software, principally to high-end RIAs.

  •
  Envestnet Reporting Solutions software aggregates and manages investment data and provides performance reporting and benchmarking, giving advisors an in-depth view of clients' various investments and empowering advisors to give holistic, personalized advice and consulting.

        We believe that our business model results in a high degree of recurring and predictable financial results. The majority of our revenues is derived from fees charged as a percentage of the assets that are managed or administered on our technology platform by financial advisors. We also generate revenues from recurring, contractual licensing fees for providing access to our technology platform and from professional services.

        For the year ended December 31, 2012, we earned fees of $127.2 million from assets under management ("AUM") or assets under administration ("AUA") or collectively ("AUM/A") by advisors using our technology platform. Asset-based fees accounted for approximately 81%, 81% and 77% of our total revenues for the years ended December 31, 2012, 2011 and 2010, respectively. Licensing and professional services fees accounted for 19%, 19% and 23% of our total revenues for the years ended December 31, 2012, 2011 and 2010, respectively.

        For over 85% of our asset-based fee arrangements, we bill customers at the beginning of each quarter based on the market value of customer assets on our technology platform as of the end of the prior quarter, providing for a high degree of revenue visibility in the current quarter. Furthermore, our licensing fees are highly predictable because they are generally set in multi-year contracts providing longer-term visibility regarding that portion of our total revenues.

        As the tables below indicate, our business has experienced steady and significant growth over the last several years. We believe this growth is attributable not only to secular trends in the wealth management industry as described below but also to the uniqueness and comprehensiveness of our product set.

        The following table sets forth the assets under management or administration as of the end of the quarters indicated:

Quarterly Assets Under Management or Administration
($ In Billions)

        The following table sets forth the number of accounts with assets under management or administration as of the end of the quarters indicated:

Quarterly Accounts Under Management or Administration
(In Thousands)

        The following table sets forth as of the end of the years indicated the number of financial advisors that had client accounts on our technology platform:

Total Advisors

Our Market Opportunity

        The wealth management industry has experienced significant growth in terms of assets invested by retail investors in the past several years. According to the Federal Reserve, U.S. household and non-profit organization financial assets totaled $54.4 trillion as of December 31, 2012, up 7% from $50.6 trillion at December 31, 2011, and exceeding the 2007 peak of $52.2 trillion.

        In addition to experiencing significant growth in financial assets, the wealth management industry is characterized by a number of important trends, including those described below, which we believe create a significant market opportunity for technology-enabled investment solutions and services like ours.

        Increase in independent financial advisors.    Based on industry research and news reports, we believe that over the past several years an increasing percentage of financial advisors have elected to leave large financial institutions and start their own financial advisory practices or move to smaller, more independent firms. According to an analysis done by Cerulli Associates, the number of RIAs and dually-registered advisors increased 7% annually from 34,000 in 2006 to 47,000 in 2011.

        Increased reliance on technology among independent financial advisors.    In order to compete effectively in the marketplace, independent financial advisors are increasingly relying on technology service providers to help them provide comparable services cost effectively and efficiently.

        Increased use of financial advisors.    We believe, based on an analysis done by Cerulli Associates, that the recent significant volatility and increasing complexity in securities markets have resulted in increased investor interest in receiving professional financial advisory services.

        Increased use of fee-based investment solutions.    Based on our industry experience, we believe that in order for financial advisors to effectively manage their clients' assets, they are seeking account types that offer the flexibility to choose among the widest range of investment solutions. Financial advisors typically charge fees for these types of flexible accounts based on a percentage of assets rather than on a commission or other basis.

        More stringent standards applicable to financial advisors.    Increased scrutiny of financial advisors to ensure compliance with current laws, coupled with the possibility of new laws focused on a fiduciary standard, may require changes to the way financial advisors offer advice. In order to adapt to these changes, we believe that financial advisors may benefit from utilizing a technology platform, such as ours, that allows them to address their clients' wealth management needs.

Our Business Model

        We believe that a number of attractive characteristics significantly contribute to the success of our business model, including:

  •
  Positioned to capitalize on favorable industry trends.  As a leading provider of unified wealth management software and services to financial advisors, we believe we are well-positioned to take advantage of favorable secular trends in the wealth management industry, particularly the increased prevalence and use of independent financial advisors, the movement toward fee-based pricing structures and advisors' increased reliance on technology.

  •
  Recurring and resilient revenue base.  The substantial majority of our revenues is recurring and derived either from asset-based fees, which generally are billed at the beginning of each quarter, or from fixed fees under multi-year license agreements. For the year ended December 31, 2012, we derived 81% of our total revenues from asset-based fees and 19% from licensing and professional services revenues.

  •
  Strong customer retention.  We believe that the breadth of access to investment solutions and the multitude of services that we provide allow financial advisors to address a wide range of their clients' needs and, as a result, financial advisors are less likely to move away from our technology platform. Because a technology platform is involved in nearly all of a financial advisor's activities needed to serve his or her clients, once a financial advisor has moved clients and their assets onto our technology platform, significant time, costs and/or resources would be required for the financial advisor to shift to another technology platform.

  •
  Substantial operating leverage.  Because we have designed our systems architecture to accommodate growth in the number of advisors and accounts we support and to provide the flexibility to add new investment solutions and services, our technology platform and infrastructure allow us to grow our business efficiently, without the need for significant additional expenditures as assets grow. This scalability, combined with low marginal costs required to add additional accounts and new investment solutions and services, enables us to generate substantial operating leverage during the course of our relationship with a financial advisor, whether through growth of the advisor's accounts, growth of the assets of the advisor's clients or use by the advisor of additional services we provide.

Our Growth Strategy

        Envestnet serves the fastest growing segments of the wealth management industry: independent financial advisors; fee-based solutions; and outsourced investment and technology solutions. We intend to increase revenue and profitability by continuing to pursue the following strategies:

  •
  Increase the advisor base.  Through the outreach and marketing activities of our sales and client service teams, we continue the process of leveraging existing enterprise client relationships to add new financial advisors to our technology platform, and building new relationships to add additional advisors. Generally, when we establish an enterprise client relationship, we are provided access to the client's financial advisors and are given the opportunity to convert them to our technology platform. During the five-year period ended December 31, 2012, within existing enterprises, we increased the number of advisors with AUM or AUA on our platform at a compound annual growth rate of 9%. We added a comparable number of advisors through new enterprise relationships established during the past five years, resulting in the total number of advisors with AUM or AUA on our platform growing at a compound annual growth rate of 18%. Even with that steady growth, we continue to have the opportunity to increase the number of financial advisors we serve within our existing enterprise client relationships as advisors increasingly shift their businesses to fee-based practices.

  •
  Extend the account base within a given advisor relationship.  We work with existing clients to shift an increasing portion of their business to the Envestnet platform. During the five-year period ended December 31, 2012, the average number of AUM or AUA accounts per advisor on our technology platform grew from approximately 16 to approximately 28, an increase of over 75%. As a result, total AUM or AUA accounts increased at a compound annual growth rate of 32% during the same period.

  •
  Expand the services utilized by each advisor.  In most cases, an advisor will leverage only a portion of Envestnet's services. Accordingly, through our sales and marketing efforts, we will continue to educate our financial advisor customers regarding our capabilities in order to expand the scope of our investment solutions and services they employ.

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  Obtain new enterprise clients.  Growing a fee-based offering has become a strategic priority for financial services firms. Envestnet is positioned in the marketplace to empower these firms to deliver fee-based solutions to their advisors. These enterprise clients provide us with access to a large number of financial advisors that may be interested in utilizing our technology platform, as well as to the assets that are managed by these financial advisors. We believe that the current market opportunity for enterprise conversions continues to be significant. New enterprise clients also provide further opportunities to execute on the other strategies discussed above.

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  Continue to invest in our technology platform.  We intend to continue to invest in our technology platform to provide financial advisors with access to investment solutions and services that address the widest range of financial advisors' front-, middle- and back-office needs. In the years ended December 31, 2012, 2011 and 2010, our technology development expenditures totaled $8.7 million, $6.4 million and $5.6 million, respectively.

  •
  Continue to pursue strategic transactions and other relationships.  We intend to continue to selectively pursue acquisitions, investments and other relationships that we believe can enhance the attractiveness of our technology platform or expand our client base. Given our scale of operations and record of past transactions, we believe we are well-positioned to engage in such transactions in the future.

    •
    In December 2011, we completed the acquisition of FundQuest Incorporated ("FundQuest"), a subsidiary of BNP Paribas Investment Partners USA Holdings, Inc. FundQuest (which was renamed Envestnet Portfolio Solutions, Inc.), a provider of fee-based managed services and solutions.

    •
    In April 2012, we acquired Prima Capital Holding, Inc. ("Prima"). Prima, now part of Envestnet | PMC, provides Prima Premium Research, including investment manager due diligence, consulting, and custom research to the wealth management and retirement industries. Prima's clientele includes banks, independent RIAs, regional broker-dealers, family offices and trust companies.

    •
    In May 2012, we acquired Tamarac, Inc. ("Tamarac"). Tamarac, now operating as Envestnet | Tamarac, provides leading portfolio accounting, rebalancing, trading, performance reporting and client relationship management software, principally to high-end RIAs.

    •
    In July 2013, we acquired the Wealth Management Solutions ("WMS") division of Prudential Investments for approximately $9.5 million in cash, subject to certain post-closing adjustments, plus contingent consideration of up to a total of $23.0 million in cash, based upon meeting certain performance targets, to be paid over three years. WMS is a provider of technology solutions that enables financial services firms to develop and enhance their wealth management offerings.

Corporate Information

        We were incorporated in the State of Delaware in 2004. Our principal executive offices are located at 35 East Wacker Drive, Suite 2400, Chicago, Illinois 60601, and our telephone number is (312) 827-2800. Our website address is www.envestnet.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website as part of this prospectus.

The Offering

Common shares offered by the Selling Stockholders	4,800,000 shares (or 5,520,000 shares if the underwriters exercise their over-allotment option in full).
Common shares outstanding before and after this offering	33,758,950 shares.
Over-allotment option	The underwriters have an option to purchase, from one of the Selling Stockholders, up to an additional 720,000 shares of our common stock to cover over-allotments, if any.
Use of proceeds	We will not receive any proceeds from the sale of shares by the Selling Stockholders. See "Use of Proceeds."
NYSE symbol	"ENV"
Risk factors

Investing in our common stock involves risks. Before buying any of our common shares, you should read the discussion of material risks described in "Risk Factors" beginning on page 14 of this prospectus and the discussion of material risks included in our Annual Report on Form 10-K for the year ended December 31, 2012, as well as the other information included or incorporated by reference in this prospectus.

        The number of shares of common stock that will be outstanding immediately before and after this offering is based on 33,758,950 shares of common stock outstanding as of September 30, 2013, and excludes, as of that date:

  •
  4,790,458 shares of common stock issuable upon the exercise of outstanding options issued under our equity incentive plans at a weighted average exercise price of $9.03;

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  899,173 shares of unvested restricted common stock; and

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  1,297,858 shares of common stock reserved for future issuance under our equity incentive plans.

SUMMARY HISTORICAL FINANCIAL DATA

        You should read the following summary historical consolidated financial data together with our financial statements and related notes and the "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of our periodic reports incorporated by reference in this prospectus. We derived the summary statements of operations data for the years ended December 31, 2010, 2011 and 2012 from our audited consolidated financial statements. We derived the summary statements of operations data for the six months ended June 30, 2012 and 2013 and the balance sheet data as of June 30, 2013 from our unaudited financial statements. The unaudited financial statement data has been prepared on a basis consistent with our audited financial statements and includes, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations for these periods. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period, and our results for any interim period are not necessarily indicative of results for a full fiscal year. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference in this prospectus.

	Year ended December 31,			Six months ended June 30,
	2010	2011	2012	2012	2013
	(dollars in thousands, except share and per share information)			(unaudited)
Statement of operations data:
Revenues:
Assets under management or administration	$75,951	$99,236	$127,213	$59,275	$77,570
Licensing and professional services	22,101	23,942	30,053	11,329	20,687

Total revenues	98,052	123,178	157,266	70,604	98,257

Operating expenses:
Cost of revenues	31,444	42,831	56,119	25,075	36,446
Compensation and benefits	37,027	40,305	54,973	24,770	34,412
General and administration	21,607	21,856	30,617	14,921	18,855
Depreciation and amortization	5,703	6,376	12,400	5,623	6,199
Restructuring charges	961	434	115	115	—

Total operating expenses	96,742	111,802	154,224	70,504	95,912

Income from operations	1,310	11,376	3,042	100	2,345
Total other income (expense)	(403)	(796)	26	20	191

Income before income tax provision	907	10,580	3,068	120	2,536
Income tax provision	1,533	2,975	2,603	48	877

Net income (loss)	(626)	7,605	465	72	1,659
Less preferred stock dividends	(422)	—	—	—	—
Less net income allocated to participating convertible preferred stock	—	—	—	—	—

Income (loss) attributable to common stockholders	$(1,048)	$7,605	$465	$72	$1,659

Net income (loss) per share attributable to common stockholders:
Basic	$(0.05)	$0.24	$0.01	$0.00	$0.05
Diluted	$(0.05)	$0.23	$0.01	$0.00	$0.05
Weighted average common shares outstanding:
Basic	20,805,911	31,643,390	32,162,672	32,004,386	32,518,943
Diluted	20,805,911	32,863,834	33,341,615	33,054,632	34,760,568

As of June 30, 2013
(dollars in thousands, unaudited)
Balance sheet data:
Assets:
Cash and cash equivalents	$39,679
Working capital	25,890
Goodwill and intangible assets	89,642
Total assets	176,030
Stockholders' equity	134,607

	As of December 31,			As of June 30,
	2010	2011	2012	2012	2013
	(dollars in millions)			(unaudited)
Operating data:
Platform assets:
Assets under management (AUM)	$14,486	$22,936	$30,970	$26,758	$38,705
Assets under administration (AUA)	49,202	47,148	67,368	60,511	85,601

Subtotal AUM/A	63,688	70,084	98,338	87,269	124,306

Licensing	75,668	69,514	269,729	229,268	302,604

Total platform assets	$139,356	$139,598	$368,067	$316,537	$426,910

Platform accounts:
AUM	65,663	124,636	156,327	141,695	190,883
AUA	241,162	216,038	293,151	274,322	357,283

Subtotal AUM/A	306,825	340,674	449,478	416,017	548,166

Licensing	603,950	588,038	1,228,016	1,138,223	1,365,773

Total platform accounts	910,775	928,712	1,677,494	1,554,240	1,913,939

Advisors:
AUM/A	13,833	13,887	16,085	15,045	18,154
Licensing	7,746	5,709	6,941	6,758	7,261

Total advisors	21,579	19,596	23,026	21,803	25,415

	Year ended December 31,			Six months ended June 30,
	2010	2011	2012	2012	2013
	(dollars in thousands except per share information, unaudited)
Other financial and operating data(1):
Adjusted revenues	$98,052	$123,178	$158,514	$71,221	$98,417
Adjusted EBITDA	18,115	27,436	23,988	10,408	17,513
Adjusted net income	8,323	13,754	10,570	4,431	8,584
Adjusted net income per share	0.27	0.42	0.32	0.13	0.25

(1)

        "Adjusted revenues" excludes the effect of purchase accounting on the fair value of acquired deferred revenue. Under generally accepted accounting principles ("GAAP"), we record at fair value the acquired deferred revenue for contracts in effect at the time the entities were acquired. Consequently, revenue related to acquired entities for periods subsequent to the acquisition does not reflect the full amount of revenue that would have been recorded by these entities had they remained stand-alone entities.

        "Adjusted EBITDA" represents net income before deferred revenue fair value adjustment, interest income, interest expense, income tax provision (benefit), depreciation and amortization, non-cash compensation expense, gain (loss) on investments, impairment of investments, other income, restructuring charges and transaction costs, re-audit related expenses, severance, impairment of customer inducement asset, contract settlement charges, bad debt expense, customer inducement costs, and litigation related expense.

        "Adjusted net income" represents net income before deferred revenue fair value adjustment, non-cash compensation expense, restructuring charges and transaction costs, re-audit related expenses, severance, amortization of acquired intangibles, impairment of investments, impairment of customer inducement asset, bad debt expense, non-recurring tax items, customer inducement costs, contract settlement charges, contract settlement—reversal of deferred taxes, valuation allowance reversal, other income, imputed interest expense and litigation related expense. Reconciling items are tax-effected using the income tax rates in effect on the applicable date.

        "Adjusted net income per share" represents adjusted net income divided by the diluted number of weighted-average shares outstanding.

        Our Board of Directors and our management use adjusted revenues, adjusted EBITDA, adjusted net income and adjusted net income per share:

  •
  As measures of operating performance;

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  For planning purposes, including the preparation of annual budgets;

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  To allocate resources to enhance the financial performance of our business;

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  To evaluate the effectiveness of our business strategies; and

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  In communications with our Board of Directors concerning our financial performance.

        Our Compensation Committee, Board of Directors and management may also consider adjusted revenues and adjusted EBITDA, among other factors, when determining management's incentive compensation.

        We also present adjusted revenues, adjusted EBITDA, adjusted net income and adjusted net income per share as supplemental performance measures because we believe that they provide our Board of Directors, management and investors with additional information to assess our performance. Adjusted revenues provide comparisons from period to period by excluding the effect of purchase accounting on the fair value of acquired deferred revenue. Adjusted EBITDA provides comparisons from period to period by excluding potential differences caused by variations in the age and book depreciation of fixed assets affecting relative depreciation expense and amortization of internally developed software, amortization of acquired intangible assets, re-audit related expenses, litigation-related expense, severance, gain on investments, and changes in interest expense and interest income that are influenced by capital structure decisions and capital market conditions. Our management also believes it is useful to exclude non-cash compensation expense from adjusted EBITDA, adjusted operating income and adjusted net income because non-cash equity grants made at a certain price and point in time do not necessarily reflect how our business is performing at any particular time.

        We believe adjusted revenues, adjusted EBITDA, adjusted net income and adjusted net income per share are useful to investors in evaluating our operating performance because securities analysts use adjusted revenues, adjusted EBITDA, adjusted net income and adjusted net income per share as supplemental measures to evaluate the overall performance of companies, and we anticipate that our investor and analyst presentations will include adjusted revenues, adjusted EBITDA, adjusted net income and adjusted net income per share.

        Adjusted revenues, adjusted EBITDA, adjusted net income and adjusted net income per share are not measurements of our financial performance under GAAP and should not be considered as an alternative to revenues, net income, or any other performance measures derived in accordance with GAAP, or as an alternative to cash flows from operating activities as a measure of our profitability or liquidity.

        We understand that, although adjusted revenues, adjusted EBITDA, adjusted net income and adjusted net income per share are frequently used by securities analysts and others in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation, or as a substitute for an analysis of our results as reported under GAAP. In particular you should consider:

  •
  Adjusted revenues, adjusted EBITDA, adjusted net income and adjusted net income per share do not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

  •
  Adjusted revenues, adjusted EBITDA, adjusted net income and adjusted net income per share do not reflect changes in, or cash requirements for, our working capital needs;

  •
  Adjusted revenues, adjusted EBITDA, adjusted net income and adjusted net income per share do not reflect non-cash components of employee compensation;

  •
  Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and adjusted EBITDA does not reflect any cash requirements for such replacements;

  •
  Due to either net losses before income tax expenses or the use of federal and state net operating loss carryforwards from 2010 through 2013, we had cash income tax payments of approximately $171,000, $813,000, and $796,000 in the years ended December 31, 2010, 2011 and 2012, respectively, and $325,000 and $2,955,000 in the six months ended June 30, 2012 and 2013, respectively. Income tax payments will be higher if we continue to generate taxable income and our existing net operating loss carryforwards for federal and state income taxes have been fully utilized or have expired; and

  •
  Other companies in our industry may calculate adjusted revenues, adjusted EBITDA, adjusted net income and adjusted net income per share differently than we do, limiting their usefulness as a comparative measure.

        Management compensates for the inherent limitations associated with using adjusted revenues, adjusted EBITDA, adjusted net income and adjusted net income per share through disclosure of such limitations, presentation of our financial statements in accordance with GAAP and reconciliation of adjusted revenues to revenues, adjusted EBITDA, adjusted net income and adjusted net income per share to net income and net income per share, the most directly comparable GAAP measures. Further, our management also reviews GAAP measures and evaluates individual measures that are not included in some or all of our non-GAAP financial measures, such as our level of capital expenditures and interest income, among other measures.

        The following table sets forth a reconciliation of total revenues to adjusted revenues based on our historical results:

	Year ended December 31,			Six months ended June 30,
	2010	2011	2012	2012	2013
	(dollars in thousands, unaudited)
Total revenues	$98,052	$123,178	$157,266	$70,604	$98,257
Deferred revenue fair value adjustment	—	—	1,248	617	160

Adjusted revenues	$98,052	$123,178	$158,514	$71,221	$98,417

        The following table sets forth a reconciliation of net income (loss) to adjusted EBITDA based on our historical results:

	Year ended December 31,			Six months ended June 30,
	2010	2011	2012	2012	2013
	(dollars in thousands, unaudited)
Net income (loss)	$(626)	$7,605	$465	$72	$1,659
Add (deduct):
Deferred revenue fair value adjustment	—	—	1,248	617	160
Interest income	(149)	(77)	(29)	(23)	(9)
Interest expense	564	786	3	3	—
Income tax provision	1,533	2,975	2,603	48	877
Depreciation and amortization	5,703	6,376	12,400	5,623	6,199
Non-cash compensation expense	1,731	3,062	4,037	1,930	4,447
(Gain) loss on investments	(12)	4	—	—	—
Impairment of investments	—	—	—	—	—
Other income	—	(1,100)	—	—	—
Restructuring charges and transaction costs	961	1,054	2,718	1,997	1,054
Re-audit related expenses	—	—	—	—	2,887
Severance	570	698	278	83	232
Impairment of customer inducement asset	—	174	—	—	—
Contract settlement charges	—	1,183	—	—	—
Bad debt expense	2,668	—	—	—	—
Customer inducement costs	3,239	4,568	—	—	—
Litigation related expense	1,933	128	265	58	7

Adjusted EBITDA	$18,115	$27,436	$23,988	$10,408	$17,513

        The following table sets forth a reconciliation of net income (loss) to adjusted net income and adjusted net income per share based on our historical results:

	Year ended December 31,			Six months ended June 30,
	2010*	2011*	2012*	2012*	2013*
	(dollars in thousands except share and per share information, unaudited)
Net income (loss)	$(626)	$7,605	$465	$72	$1,659
Add:
Deferred revenue fair value adjustment	—	—	746	369	93
Non-cash compensation expense	1,077	1,831	2,414	1,154	2,579
Restructuring charges and transaction costs	598	630	1,810	1,194	611
Re-audit related expenses	—	—	—	—	1,674
Severance	355	417	166	50	135
Amortization of acquired intangibles	694	559	3,687	1,557	1,829
Impairment of investments	—	—	—	—	—
Impairment of customer inducement asset	—	104	—	—	—
Bad debt expense	2,668	—	—	—	—
Non-recurring tax items	—	—	1,124	—	—
Customer inducement costs	2,015	2,732	—	—	—
Contract settlement charges	—	1,183	—	—	—
Contract settlement—reversal of deferred taxes	—	(1,187)	—	—	—
Valuation allowance reversal	—	—	—	—	—
Other income	—	(658)	—	—	—
Imputed interest expense	340	461	—	—	—
Litigation related expense	1,202	77	158	35	4

Adjusted net income	8,323	13,754	10,570	4,431	8,584
Less: Preferred stock dividends	(422)	—	—	—	—
Less: Net income allocated to participating preferred stock	(2,069)	—	—	—	—

Adjusted net income attributable to common stockholders	$5,832	$13,754	$10,570	$4,431	$8,584

Basic number of weighted-average shares outstanding	20,805,911	31,643,390	32,162,672	32,004,386	32,518,943
Effect of dilutive shares:
Options to purchase common stock	992,753	974,192	954,056	900,085	1,605,065
Unvested restricted stock	—	34,757	47,630	6,085	113,540
Common warrants	154,364	211,495	177,257	144,076	523,020

Diluted number of weighted-average shares outstanding	21,953,028	32,863,834	33,341,615	33,054,632	34,760,568

Adjusted net income per share	$0.27	$0.42	$0.32	$0.13	$0.25

*
Adjustments, excluding bad debt expense, contract settlement charges and contract settlement—reversal of deferred taxes, are tax effected using income tax rates as follows: for 2010—37.8%; for 2011 and 2012—40.2%; and for 2013—42.0%.

RISK FACTORS

        The purchase of our common stock involves certain risks. Before making a decision to invest in the common stock, you should carefully consider the risks set forth below, as well as other information contained in this prospectus and the documents contained and incorporated by reference herein, including those set forth under the caption "Risk Factors" in our Annual Report Form 10-K for the year ended December 31, 2012. The risks specifically relating to this offering are set forth below and the risks related to our business and our corporate structure are set forth in our Annual Report Form 10-K for the year ended December 31, 2012. These risks may adversely affect our business, financial condition and operating results. As a result, the trading price of our common stock could decline, and you could lose some or all of your investment.

Risks related to this offering

Our share price may be volatile, and the value of an investment in our common stock may decline.

        An active, liquid and orderly market for our common stock may not be sustained, which could depress the trading price of our common stock. The price of our common stock has been, and is likely to continue to be volatile, which means that it could decline substantially within a short period of time. The market price of shares of our common stock could be subject to wide fluctuations in response to various factors, many of which are beyond our control, including:

  •
  actual or anticipated fluctuations in our financial condition and operating results;

  •
  changes in the economic performance or market valuations of other companies engaged in providing wealth management software and services;

  •
  loss of a significant amount of existing business;

  •
  actual or anticipated changes in our growth rate relative to our competitors;

  •
  actual or anticipated fluctuations in our competitors' operating results or changes in their growth rates;

  •
  issuance of new or updated research reports by securities analysts;

  •
  our announcement of actual results for a fiscal period that are higher or lower than projected results or our announcement of revenue or earnings guidance that is higher or lower than expected;

  •
  regulatory developments in our target markets affecting us, our customers or our competitors;

  •
  fluctuations in the valuation of companies perceived by investors to be comparable to us;

  •
  share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

  •
  sales or expected sales of additional common stock;

  •
  terrorist attacks or natural disasters or other such events impacting countries where we or our customers have operations; and

  •
  general economic and market conditions.

        Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may cause the market price of shares of our common stock to decline. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management's attention from other business concerns, which could seriously harm our business.

Our insiders who are significant stockholders may have interests that conflict with those of other stockholders.

        Our directors and executive officers, together with members of their immediate families, as a group, beneficially own, in the aggregate, approximately 24% of our outstanding capital stock as of June 30, 2013. As a result, when acting together, this group has the ability to exercise significant influence over most matters requiring our stockholders' approval, including the election and removal of directors and significant corporate transactions. The interests of our insider stockholders may not be aligned with the interests of our other stockholders and conflicts of interest may arise. In addition, the concentration of our shares may have the effect of delaying, deterring or preventing significant corporate transactions which may otherwise adversely affect the market price of our shares.

The future sale of shares of our common stock may negatively impact our stock price.

        If our stockholders sell substantial amounts of our common stock, the market price of our common stock could fall. A reduction in ownership by a large stockholder could cause the market price of our common stock to fall. In addition, the average daily trading volume in our stock is relatively low. The lack of trading activity in our stock may lead to greater fluctuations in our stock price. Low trading volume may also make it difficult for stockholders to execute transactions in a timely fashion.

Certain provisions in our charter documents and agreements and Delaware law may inhibit potential acquisition bids for our company and prevent changes in our management.

        Our amended and restated certificate of incorporation and amended and restated by-laws contain provisions that could depress the trading price of our common stock by acting to discourage, delay or prevent a change of control of our company or changes in management that our stockholders might deem advantageous. As a result of these provisions in our amended and restated certificate of incorporation, the price investors may be willing to pay for shares of our common stock may be limited.

        In addition, we are subject to Section 203 of the Delaware General Corporation Law, which imposes certain restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock.

We do not currently intend to pay dividends on our common stock for the foreseeable future and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

        We do not anticipate paying any cash dividends to holders of our common stock in the foreseeable future. Consequently, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment. Investors seeking cash dividends should not purchase our common stock.

USE OF PROCEEDS

        All of the shares of our common stock in this offering are being sold by the Selling Stockholders. We will not receive any proceeds from the sale of shares of our common stock in this offering.

DETERMINATION OF OFFERING PRICE

        Our common stock is listed on the NYSE under the symbol "ENV." The public offering price will be determined through negotiations among us, representatives of the Selling Stockholders and the underwriters. In addition to the then prevailing market price for our common stock on the NYSE and market conditions, the factors to be considered in determining the public offering price will include:

  •
  our history and prospects, including our past and present financial performance and our prospects for future earnings;

  •
  the history and prospects of companies in our industry;

  •
  our capital structure;

  •
  an assessment of our management and their experience;

  •
  general conditions of the securities markets at the time of the offering; and

  •
  other relevant factors.

 CAPITALIZATION

        The following sets forth our cash and cash equivalents and capitalization as of June 30, 2013:

As of June 30, 2013
(unaudited)
(dollars in thousands, except share and per share information)
Cash and cash equivalents	$39,679

Total debt	$—
Stockholders' equity:
Preferred stock, par value $0.005, 50,000,000 shares authorized, no shares issued or outstanding	—
Common stock, par value $0.005, 500,000,000 shares authorized, 45,147,083 shares issued and 33,395,377 shares outstanding	226
Treasury stock at cost, 11,751,706 shares	(11,144)
Additional paid-in capital	181,143
Accumulated deficit	(35,618)

Total stockholders' equity	134,607

Total capitalization	$134,607

 PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND POLICY

        Our common stock is listed for trading on the New York Stock Exchange (the "NYSE") under the symbol "ENV." The following table sets forth on a per share basis the high and low sales prices for consolidated trading in our common stock as reported on the NYSE for the quarters indicated.

        We have not paid dividends for the most recent two years or for the six month period ended June 30, 2013 and we do not anticipate declaring or paying any cash dividends on our common stock for the foreseeable future.

	High	Low
Year 2011
First Quarter	$17.59	$11.56
Second Quarter	15.09	12.81
Third Quarter	15.00	9.59
Fourth Quarter	12.33	9.60
Year 2012
First Quarter	13.05	11.12
Second Quarter	13.00	10.79
Third Quarter	12.85	11.16
Fourth Quarter	14.00	11.60
Year 2013
First Quarter	17.88	13.15
Second Quarter	25.93	16.87
Third Quarter	31.86	24.58
Fourth Quarter (through October 7, 2013)	32.29	30.76

        The closing price of our common stock on the NYSE on October 7, 2013, was $31.16 per share. As of October 7, 2013, there were approximately 192 holders of record of our common stock.

 SELLING STOCKHOLDERS

        The following table provides the name of each selling stockholder (a "Selling Stockholder"), the number of shares of our common stock offered by each Selling Stockholder under this prospectus and the number of shares of our common stock offered by our executive officers as a group.

        Information with respect to beneficial ownership is based on our records, information filed with the SEC or information furnished to us by each Selling Stockholder. Beneficial ownership has been determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power and investment power with respect to those securities. Unless otherwise indicated by footnote, to our knowledge, the persons and entities named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them.

	Beneficial Ownership of Shares Before the Offering			Beneficial Ownership of Shares After the Offering
			Number of Shares Offered
Name	Number	Percent(1)		Number	Percent(1)
Entities associated with Upfront Ventures, f/k/a GRP Partners(2)	6,801,017	20.1%	3,200,000	3,601,017	10.7%
Judson Bergman(3)(4)	1,527,063	4.4%	35,000	1,492,063	4.3%
Entities associated with Foundation Capital III, L.P.(5)	1,431,237	4.2%	384,393	1,046,844	3.1%
Entities associated with Apex Investment Fund IV, L.P.(6)	1,115,607	3.3%	1,115,607	—	—
William Crager(3)	582,939	1.7%	15,000	567,939	1.7%
Scott Grinis(3)	324,203	1.0%	10,000	314,203	*
Peter D'Arrigo(3)	301,056	*	20,000	281,056	*
Shelly O'Brien(3)	129,711	*	20,000	109,711	*
All executive officers named above as a group	2,864,972	8.1%	100,000	2,764,972	7.8%

Total	12,212,833	34.3%	4,800,000	7,412,833	20.8%

*
Denotes ownership of less than 1%.

(1)
Based on 33,758,950 shares of our common stock issued and outstanding as of September 30, 2013.

(2)
Represents shares owned by Upfront II Investors, L.P. ("Upfront II Investors"), Upfront II Partners, L.P. ("Upfront II Partners"), Upfront GP II, L.P. ("Upfront GP"), and AOS Partners, L.P. ("AOS"). Hique, Inc. is the general partner of AOS. Upfront GP is the general partner of Upfront II Partners. GRP Management Services Corp. ("GRPMS") is the general partner of each of Upfront GP and Upfront II Investors. Steven Dietz, Brian McLoughlin and Mark Suster are members of the investment committee of AOS and share voting and dispositive power over the securities held by this fund. Yves Sisteron, one of our directors, Steven Dietz and Brian McLoughlin, are officers of GRPMS. Mr. Sisteron, Steven Dietz, Brian McLoughlin and Mark Suster are members of the investment committee of Upfront II Partners and share voting and dispositive power over the securities held by this fund. Pursuant to contractual arrangements, Upfront II Investors has granted GRPMS the authority to vote and dispose of the shares held by it in the same manner as the investment committee votes or disposes of the shares held by Upfront II Partners. Mr. Sisteron disclaims beneficial ownership of the shares, except to the extent of his pecuniary interest therein. Upfront GP and Upfront II Investors are affiliates of a broker-dealer and (i) purchased the shares in the ordinary course of business, and (ii) at the time of purchase, had no agreements or understandings, directly or indirectly, with any person, to distribute the shares. The entities associated with Upfront Ventures have granted the underwriters an option to purchase up to an additional 720,000 shares of our common stock. If the underwriters' over-allotment option is exercised in full, the entities associated with Upfront Ventures will beneficially own 8.5% of our common stock after the offering.

(3)
Includes shares of common stock issuable upon exercise of options that are exercisable within 60 days of the date of this prospectus as follows: Mr. Bergman—882,317 shares, Mr. Crager—433,004 shares, Mr. Grinis—79,065 shares, Mr. D'Arrigo—300,565 shares and Ms. O'Brien—129,269 shares.

(4)
Includes 135,250 shares pledged as collateral to or held in a margin account with a stockbroker.

(5)
Represents shares owned by Foundation Capital III, L.P. ("FC3") and Foundation Capital III Principals, LLC ("FC3P"). Paul Koontz, one of our directors, is a Manager of Foundation Capital Management Co. III, L.L.C. ("FCM3"), which serves as the sole general partner of FC3 and FC3P. FCM3 exercises sole voting and investment power over the shares owned by FC3 and FC3P. William B. Elmore, Kathryn C. Gould, Michael N. Schuh and Mr. Koontz, acting in their capacity as managing members of the funds, share voting and dispositive power over the securities held by these funds. Each of the Managing Members of FCM3 disclaims beneficial ownership of the securities held by FC3 and FC3P, except to the extent of his or her pecuniary interest therein.

(6)
Represents shares owned by Apex Investment Fund IV, L.P., ("AIF IV"), Apex Strategic Partners IV, LLC ("ASP IV") and Apex Investment Fund V, L.P. ("AIF V"). James Johnson, one of our directors, is a Managing Member of Apex Management IV, LLC, which is the sole general partner of AIF IV and the Manager of ASP IV. Mr. Johnson is also a Member of Apex Management V, LLC, the sole general partner of AIF V. Wayne Boulais, Lon Chow, George Middlemas, Armando Pauker and Mr. Johnson, acting in their capacity as managing members of the funds, share voting and dispositive power over the securities held by these funds. Each of the Managing Members of the funds disclaims beneficial ownership of the securities held by the funds, except to the extent of his pecuniary interest therein.

DESCRIPTION OF CAPITAL STOCK

        We are authorized to issue 500,000,000 shares of common stock, par value $0.005 per share, and 50,000,000 shares of undesignated preferred stock. The following is a summary description of the material terms of our capital stock. Our amended and restated by-laws and our amended and restated certificate of incorporation, which are incorporated as exhibits herein by reference, provide further information about our capital stock.

Common Stock

        As of September 30, 2013, there were 33,758,950 shares of common stock outstanding.

        The holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders, including elections of directors. No holder of common stock may cumulate votes in voting for our directors. Subject to the rights of any holders of any outstanding preferred stock, the holders of common stock are entitled to receive dividends, if any, that the Board of Directors may from time to time declare out of funds legally available. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock then outstanding.

        The common stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued and sold by us in this offering will be fully paid and non-assessable.

        The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

        The board of directors has the authority, without action by our stockholders, to designate and issue preferred stock in one or more series and to fix the rights, preferences, privileges and related restrictions, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of the series. The issuance of preferred stock may delay, impede or prevent the completion of a merger, tender offer or other takeover attempt of our company without further action of our stockholders, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders may receive a premium for their stock over its then current market price. At present, we have no plans to issue any preferred stock following this offering.

Anti-Takeover Effects of Provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated By-laws

Board of Directors

        Our amended and restated certificate of incorporation and amended and restated by-laws provide:

  •
  That the Board of Directors be divided into three classes, as nearly equal in size as possible, with staggered three-year terms;

  •
  That there is no cumulative voting in the election of our directors;

  •
  That directors may be removed only for cause by the affirmative vote of the holders of at least a majority of the shares of our capital stock entitled to vote; and

  •
  That any vacancy on the Board of Directors, however occurring, including a vacancy resulting from an enlargement of the Board of Directors, may only be filled by vote of a majority of the directors then in office.

        These provisions could make it more difficult for a third party to acquire us or discourage a third party from acquiring us.

Stockholder Actions and Special Meetings

        Our amended and restated certificate of incorporation and amended and restated by-laws also provide that:

  •
  Any action required or permitted to be taken by the stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting; and

  •
  Special meetings of the stockholders may only be called by the Chairman of the Board of Directors, our Chief Executive Officer, or by the Board of Directors.

        Our amended and restated by-laws provide that in order for any matter to be considered "properly brought" before a meeting, a stockholder must comply with requirements regarding advance notice to us. These provisions could delay stockholder actions which are favored by the holders of a majority of our outstanding voting securities until the next stockholders meeting. These provisions may also discourage another person or entity from making a tender offer for our common stock because such person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting and not by written consent.

Amendment

        Delaware law provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our amended and restated certificate of incorporation requires the affirmative vote of the holders of at least 66 2/3% of the shares of our capital stock entitled to vote to amend or repeal any of the foregoing provisions of our amended and restated certificate of incorporation. Our amended and restated by-laws may be amended or repealed by a majority vote of the Board of Directors or the holders of at least 66 2/3% of the shares of our capital stock issued and outstanding and entitled to vote. The stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any series preferred stock that might be outstanding at the time any such amendments are submitted to stockholders.

Preferred Stock

        The authorization of undesignated preferred stock makes it possible for the Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change the control of our company.

        These and other provisions may deter hostile takeovers or delay changes in control or management of our company.

Delaware Business Combination Statute

        Section 203 of the Delaware General Corporation Law provides that, subject to exceptions set forth therein, an interested stockholder of a Delaware corporation shall not engage in any business combination, including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the date that the stockholder becomes an interested stockholder unless:

  •
  Prior to that date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

  •
  Upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

  •
  On or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

        Except as otherwise set forth in Section 203, an interested stockholder is defined to include:

  •
  Any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

  •
  The affiliates and associates of any such person.

        Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. We have not elected to be exempt from the restrictions imposed under Section 203. The provisions of Section 203 may encourage persons interested in acquiring us to negotiate in advance with our Board of Directors because the stockholder approval requirement would be avoided if a majority of the directors then in office approves either the business combination or the transaction which results in any such person becoming an interested stockholder. These provisions also may have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

        The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company, LLC.

NYSE Listing

        Our common stock is listed on the NYSE under the symbol "ENV."

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS TO NON-U.S. HOLDERS

        Except as described in "—FATCA" below, this discussion is limited to the material United States federal income and estate tax consequences of the ownership and disposition of shares of our common stock by a non-U.S. holder. When we refer to a non-U.S. holder, we mean a beneficial owner of our common stock that, for U.S. federal income tax purposes, is other than:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (including for this purpose any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision thereof;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source;

  •
  a trust that is subject to the primary supervision of a U.S. court and to the control of one or more U.S. persons, or that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

  •
  a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes).

        If a partnership (including for this purpose any other entity or arrangement, either organized within or without the United States, treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a person treated as a partner generally will depend upon the status of the person and the activities of the partnership. Foreign partnerships also generally are subject to special U.S. tax documentation requirements. If you are a partnership considering the purchase of our common stock, we urge you to consult your own tax advisors regarding the tax treatment to you and the persons treated as your partners arising from your purchase, ownership, and disposition of such common stock.

        Special rules may apply to certain non-U.S. holders, such as "controlled foreign corporations," "passive foreign investment companies," and corporations that accumulate earnings to avoid U.S. federal income tax. Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

        This discussion does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder and does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction, nor does it discuss special tax provisions which may apply to you if you relinquished United States citizenship or residence. This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended ("Internal Revenue Code"), existing and proposed regulations and administrative and judicial interpretations, all as currently in effect. These authorities are subject to change, possibly on a retroactive basis. This discussion is limited to non-U.S. holders who hold shares of our common stock as capital assets. If you are an individual, you may, in many cases, be deemed to be a resident alien, as opposed to a nonresident alien, by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For these purposes, all the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year are counted. Resident aliens are subject to United States federal income tax as if they were United States citizens.

        Each non-U.S. holder is urged to consult its own tax advisor regarding the U.S. federal tax consequences of acquiring, holding and disposing of our common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

  Dividends

        We currently do not intend to make any distributions with respect to our common stock. However, if we make distributions with respect to our common stock, the distributions will be dividends for U.S. federal income tax purposes to the extent paid from current or accumulated earnings and profits. To the extent the distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital that will first reduce your basis, but not below zero, and then will be treated as gain on the sale of stock (as discussed further below).

        Dividends paid to a non-U.S. holder, except as described below and as described in "—FATCA", would be subject to withholding of U.S. federal income tax at a 30% rate or at a lower rate if the holder is eligible for the benefits of an income tax treaty that provides for a lower rate (and the holder has furnished to us a valid Internal Revenue Service ("IRS") Form W-8BEN or an acceptable substitute form upon which it certifies, under penalties of perjury, its status as a non-United States person and its entitlement to the lower treaty rate with respect to such payments).

        If dividends paid to a non-U.S. holder are "effectively connected" with such holder's conduct of a trade or business within the United States, and, if certain treaties apply, are attributable to a permanent establishment or a fixed base that the non-U.S. holder maintains in the United States, we generally are not required to withhold tax from the dividends, provided that the non-U.S. holder has furnished to us a valid IRS Form W-8ECI or an acceptable substitute form upon which it certifies, under penalties of perjury, its status as a non-United States person and its entitlement to this exemption from withholding. Instead, any such "effectively connected" dividends will be subject to U.S. federal income tax as if the non-U.S. holder were a U.S. person. If the non-U.S. holder is a corporation, any such "effectively connected" dividends that it receives may, under certain circumstances, be subject to an additional "branch profits tax" at a 30% rate or at a lower rate if the holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

        A non-U.S. holder must comply with the certification procedures described above, or, in the case of payments made outside the United States with respect to an offshore account, certain documentary evidence procedures, directly or under certain circumstances through an intermediary, to obtain the benefits of a reduced rate under an income tax treaty with respect to dividends paid with respect to common stock. In addition, if it is required to provide an IRS Form W-8ECI or successor form, as discussed above, it must also provide its tax identification number.

        If a non-U.S. holder is eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty, it may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

  Gain on Disposition of Common Stock

        Non-U.S. holders generally will not be subject to United States federal income tax on gain that they recognize on a disposition of our common stock unless:

  •
  the holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met;

  •
  such gain is effectively connected with the holder's conduct of a trade or business within the United States and, if certain tax treaties apply, is attributable to a U.S. permanent establishment or fixed base maintained by the holder (in which case, if such holder is a foreign corporation, it may be subject to an additional branch profits tax equal to 30% or a lower rate as may be specified by an applicable income tax treaty);

  •
  the holder is subject to the Internal Revenue Code provisions applicable to certain U.S. expatriates; or

  •
  we are or have been a "U.S. real property holding corporation" for U.S. federal income tax purposes and, assuming that our common stock is deemed to be "regularly traded on an established securities market," the holder held, directly or indirectly at any time during the five-year period ending on the date of disposition or such shorter period that such shares were held, more than five percent of our common stock. We have not been, are not and do not anticipate becoming, a United States real property holding corporation for United States federal income tax purposes.

  Federal Estate Taxes

        If our common stock is owned or treated as owned by an individual who is a non-U.S. holder at the time of death, such stock will be treated as U.S. situs property subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

  Backup Withholding and Information Reporting

        Any dividends paid to a non-U.S. holder will generally be reported to the IRS and to the non-U.S. holder. Copies of these information returns also may be made available under the provisions of a specific treaty or other agreement to the tax authorities of the country in which the non-U.S. holder resides.

        Backup withholding and certain additional information reporting generally will not apply to payments of dividends with respect to which either the requisite certification, as described above, has been received or an exemption otherwise has been established, provided that neither we nor the person who otherwise would be required to withhold U.S. federal income tax has actual knowledge or reason to know that the holder is, in fact, a U.S. person or that the conditions of any other exemption are not, in fact, satisfied.

        Subject to the discussion of FATCA below, the payment of the proceeds from the disposition of the common stock by or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and backup withholding unless the holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is, in fact, a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of the common stock by or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a "U.S. related person"). In the case of the payment of the proceeds from the disposition of the common stock by or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting, but not backup withholding, on the payment unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and the broker has no knowledge or reason to know to the contrary.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the non-U.S. holder's U.S. federal income tax liability provided such holder timely furnishes the required information to the IRS.

  FATCA

        Legislation enacted in March 2010 (commonly referred to as "FATCA") significantly modifies the reporting and withholding requirements applicable to certain non-U.S. persons, including certain foreign financial institutions and investment funds. In general, a 30% withholding tax will be imposed on payments (including payments of dividends on our stock made on or after July 1, 2014 or payments of gross proceeds from the sale or other disposition of our stock made on or after January 1, 2017) made to any such non-U.S. person unless such non-U.S. person complies with certain certification and information reporting requirements regarding its direct and indirect U.S. shareholders and/or U.S. accountholders. Compliance may require entering into an agreement with the IRS or complying with non-U.S. legislation enacted to implement an intergovernmental agreement between the relevant jurisdiction and the United States. Withholding imposed under FATCA could apply to payments regardless of whether they are made to such non-U.S. person in its capacity as beneficial owner of our stock or in a capacity of holding our stock for the account of another.

        Each non-U.S. holder is urged to consult its own tax advisor about the possible impact of these rules on their investment in our common stock, and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding tax under FATCA.

  Medicare Contributions Tax

        A 3.8% tax is imposed on the net investment income (which includes dividends and gains recognized upon of a disposition of stock) of certain individuals, trusts and estates with adjusted gross income in excess of certain thresholds. This tax is imposed on individuals, estates and trusts that are U.S. persons. The tax is expressly not imposed on nonresident aliens; however, estates and trusts that are non-U.S. holders are not expressly exempted from the tax. Therefore, each non-U.S. holder is urged to consult its own tax advisor about the application of this Medicare contribution tax in their particular situations.

UNDERWRITING

        The underwriters named below have severally agreed, subject to the terms and conditions set forth in the underwriting agreement by and among us, the Selling Stockholders and William Blair & Company, L.L.C. and Stifel, Nicolaus & Company, Incorporated, as representatives of the underwriters, to purchase the respective number of shares of common stock set forth opposite each underwriter's name in the table below. William Blair & Company, L.L.C. and Stifel, Nicolaus & Company, Incorporated are acting as Joint Book-Running Managers and BMO Capital Markets Corp., Sandler O'Neill & Partners, L.P., Sterne, Agee & Leach, Inc., Avondale Partners, LLC, Barrington Research Associates, Inc. and Sidoti & Company, LLC are acting as Co-Managers for this offering.

Underwriter	Number of Shares
William Blair & Company, L.L.C.
Stifel, Nicolaus & Company, Incorporated
BMO Capital Markets Corp.
Sandler O'Neill & Partners, L.P.
Sterne, Agee & Leach, Inc.
Avondale Partners, LLC
Barrington Research Associates, Inc.
Sidoti & Company, LLC

Total	4,800,000

        This offering will be underwritten on a firm commitment basis. In the underwriting agreement, the underwriters have agreed, subject to the terms and conditions set forth therein, to purchase the shares of our common stock being sold pursuant to this prospectus at a price per share equal to the public offering price less the underwriting discount specified on the cover of this prospectus. According to the terms of the underwriting agreement, the underwriters either will purchase all of the shares of our common stock being sold pursuant to this prospectus or none of them. In the event of default by any underwriter, in certain circumstances, the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

        The representatives of the underwriters have advised us that the underwriters propose to offer our common stock to the public initially at the public offering price set forth on the cover of this prospectus and to selected dealers at such price less a concession of not more than $            per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $            per share to certain other dealers. The underwriters will offer the shares of our common stock subject to prior sale and subject to receipt and acceptance of the shares by the underwriters. The underwriters may reject any order to purchase shares of our common stock in whole or in part. The underwriters expect that the shares will be delivered to the underwriters through the facilities of The Depository Trust Company in New York, New York on or about                        , 2013. At that time, the underwriters will pay the Selling Stockholders for the shares in immediately available funds. After commencement of the public offering, the representatives may change the public offering price and other selling terms.

        One of the Selling Stockholders has granted the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to 720,000 additional shares of common stock at the same price per share to be paid by the underwriters for the other shares offered hereby solely for the purpose of covering over-allotments, if any. If the underwriters purchase any such additional shares pursuant to this option, each of the underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the table above. The underwriters may exercise the option only for the purpose of covering excess sales, if any, made in connection with the distribution of the shares of our common stock offered hereby. The underwriters will offer any additional shares of our common stock that they purchase on the terms described in the preceding paragraph.

        The following table summarizes the compensation to be paid by the Selling Stockholders to the underwriters. This information assumes either no exercise or full exercise by the underwriters of their over-allotment option:

	Per Share	Total Without Over-Allotment	Total With Over-Allotment
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to the Selling Stockholders	$	$	$

        We estimate that our total expenses for this offering will be approximately $            . We have agreed to reimburse the underwriters for their counsel fees up to $20,000.

        Without the prior written consent of William Blair & Company, L.L.C. and Stifel, Nicolaus & Company, Incorporated, we will not, during the period ending 90 days after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, pledge, hypothecate or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

  •
  file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

  •
  enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

        The restrictions described in the immediately preceding paragraph do not apply to:

  •
  the grant of options to purchase shares of common stock, restricted shares or restricted stock units pursuant to our existing employee benefit plans, the issuance of shares of common stock upon the exercise of any option issued pursuant to our employee benefit plans (or the filing of a registration statement on Form S-8 to register shares of stock issuable under such plans);

  •
  the issuance by us of shares of common stock upon the exercise of a warrant or the conversion of a security outstanding on the date of this prospectus;

  •
  the issuance by us of shares of common stock in an amount up to 10% of our outstanding shares in connection with a merger, acquisition or other transaction; or

  •
  the issuance by us of shares of common stock pursuant to any pre-existing contractual obligation identified in the registration statement.

        Our directors and officers and the Selling Stockholders have agreed that, without the prior written consent of William Blair & Company, L.L.C. and Stifel, Nicolaus & Company, Incorporated, they will not, during the period ending 90 days after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, pledge, hypothecate or otherwise transfer or dispose of, directly or indirectly, any shares of common stock (other than shares of common stock pledged to a margin account as of the date of this prospectus as disclosed herein) or any securities convertible into or exercisable or exchangeable for shares of common stock; or

  •
  enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. In addition, each such person agrees that, without the prior written consent of William Blair & Company, L.L.C. and Stifel, Nicolaus & Company, Incorporated, it will not, during the period ending 90 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock, other than in connection with this offering.

        The restrictions described in the immediately preceding paragraph are subject to certain exceptions, including:

  •
  the sale of shares to the underwriters;

  •
  transactions by any such person relating to shares of common stock or other securities acquired in open market transactions after completion of this offering; provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made during such 90-day restricted period in connection with such transactions;

  •
  the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock; provided that such plan does not provide for the transfer of common stock during the restricted period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required or shall be voluntarily made during the restricted period;

  •
  transfers or distributions by any such person of shares of common stock or any security convertible into common stock (A) (i) as a bona fide gift or charitable contribution or (ii) to limited partners or stockholders of the transferor or distributor and (B) transfers of shares of common stock to family members of, and other persons sharing a household with, the transferor in connection with personal estate planning matters; provided that in the case of (A) and (B) above each donee, distributee or transferee agrees to be bound in writing by the terms of the lock-up agreement and no filing by any party (donor, donee, transferor or transferee) under Section 16(a) of the Exchange Act, reporting a reduction in beneficial ownership of shares of common stock, shall be required or shall be voluntarily made during the restricted period; or

  •
  transfers of shares of common stock to the company in connection with the cashless exercise of options that would otherwise expire, other than a "broker-assisted" cashless exercise; provided that, any shares of common stock received in connection with the cashless exercise of options shall be subject to the restrictions contained in the preceding paragraph.

        The 90-day restricted period described in this section, as applicable to us, our directors and officers, and the Selling Stockholders, will be extended if:

  •
  during the last 17 days of the 90-day restricted period we issue an earnings release or material news or a material event relating to us occurs, or

  •
  prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day period,

in which case the restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

        In determining whether to consent to a transaction prohibited by these restrictions, William Blair & Company, L.L.C. and Stifel, Nicolaus & Company, Incorporated will take into account various factors, including the length of time before the lock-up expires, the number of shares requested to be sold, the anticipated manner and timing of sale, the potential impact of the sale on the market for the common stock, the restrictions on publication of research reports that would be imposed by the rules of the Financial Industry Regulatory Authority and market conditions generally.

        We and the Selling Stockholders have agreed to indemnify the underwriters and their controlling persons against certain liabilities for misstatements in the registration statement of which this prospectus forms a part, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect thereof.

        The representatives have informed us that the underwriters will not confirm, without client authorization, sales to their client accounts as to which they have discretionary authority. The representatives have also informed us that the underwriters intend to deliver all copies of this prospectus via electronic means, via hand delivery or through mail or courier services.

        In connection with this offering, the underwriters and other persons participating in this offering may engage in transactions which affect the market price of the common stock. These may include stabilizing and over-allotment transactions and purchases to cover syndicate short positions. Stabilizing transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock. An over-allotment involves selling more shares of our common stock in this offering than are specified on the cover of this prospectus, which results in a syndicate short position. The underwriters may cover this short position by purchasing common stock in the open market or by exercising all or part of their over-allotment option. In addition, the representatives may impose a penalty bid. This allows the representatives to reclaim the selling concession allowed to an underwriter or selling group member if shares of our common stock sold by such underwriter or selling group member in this offering are repurchased by the representatives in stabilizing or syndicate short covering transactions. These transactions, which may be effected on the NYSE or otherwise, may stabilize, maintain or otherwise affect the market price of our common stock and could cause the price to be higher than it would be without these transactions. The underwriters and other participants in this offering are not required to engage in any of these activities and may discontinue any of these activities at any time without notice. We and the underwriters make no representation or prediction as to whether the underwriters will engage in such transactions or choose to discontinue any transactions engaged in or as to the direction or magnitude of any effect that these transactions may have on the price of our common stock.

        Our common stock is listed on the NYSE under the symbol "ENV."

        In the ordinary course of business, some of the underwriters and their affiliates have provided, and may in the future provide, investment banking, commercial banking and other services to us for which they may receive customary fees or other compensation. Additionally, we may establish in the future, a credit facility with one or more of the underwriters and their affiliates.

NOTICE TO INVESTORS

Notice to Prospective Investors in the European Economic Area

        This document is not a prospectus for the purposes of the Prospectus Directive (as defined below).

        In relation to each Member State of the European Economic Area (the "EEA") that has implemented the Prospectus Directive (as defined below) (each, a "Relevant Member State"), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, an offer of securities described in this prospectus may not be made to the public in that Relevant Member State other than:

  •
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  •
  to fewer than 100 or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive (as defined below), 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the underwriters nominated by us for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

        For purposes of this provision, the expression an "offer of securities to the public" in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State. The expression "2010 PD Amending Directive" means Directive 2010/73/EU.

        We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on its behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

        The EEA selling restriction is in addition to any other selling restrictions set out in this prospectus.

Notice to Prospective Investors in Switzerland

        This prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (the "CO"), and the shares will not be listed on the SIX Swiss Exchange or on any other stock exchange or regulated trading facility in Switzerland. Therefore, this prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange or of any other stock exchange or regulated trading facility in Switzerland. Accordingly, the shares may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the shares with a view to distribution. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

        Neither this document nor any other offering or marketing material relating to the offering, the Company or the shares have been or will be filed with or approved by any Swiss regulatory authority.

In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the United Kingdom

        This prospectus is only being distributed to and is only directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"); (3) high net worth entities falling within Article 49(2)(a) to (d) of the Order; or (4) any other person to whom it may lawfully be communicated pursuant to the Order (all such persons falling within (1)-(4) together being referred to as "Relevant Persons"). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, Relevant Persons. Any person who is not a Relevant Person should not act or rely on this prospectus or any of its contents.

LEGAL MATTERS

        Certain legal matters in connection with the sale of the shares of common stock offered hereby will be passed upon for us by Mayer Brown LLP, Chicago, Illinois. Sidley Austin LLP, Chicago, Illinois, is counsel to the underwriters in connection with this offering.

EXPERTS

        The consolidated financial statements of Envestnet, Inc. as of December 31, 2012 and 2011, and for each of the years in the three-year period ended December 31, 2012, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2012 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report on the effectiveness of internal control over financial reporting as of December 31, 2012 expresses an opinion that Envestnet, Inc. did not maintain effective internal control over financial reporting as of December 31, 2012 because of the effect of a material weakness on the achievement of the objectives of the control criteria related to the ineffective controls over income tax accounting and disclosure. The audit report on the effectiveness of internal control over financial reporting as of December 31, 2012 also contains an explanatory paragraph that states that management excluded Tamarac, Inc. and Prima Capital Holding, Inc. from its assessment of the effectiveness of internal control over financial reporting as of December 31, 2012 because those entities were acquired by the Company in purchase business combinations in the second quarter of 2012.

        The consolidated financial statements of Tamarac, Inc. as of December 31, 2011 and for the year then ended incorporated by reference in this prospectus have been so incorporated in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

        The audited abbreviated historical financial statements of Wealth Management Solutions, a business line of Prudential Investments LLC, included in Exhibit 99.1 of Envestnet, Inc.'s Current Report on Form 8-K/A filed on September 5, 2013 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

CHANGE IN INDEPENDENT ACCOUNTANTS

        On February 13, 2013, our Audit Committee terminated McGladrey LLP ("McGladrey") as our independent registered public accountants following a determination that certain services that McGladrey had provided in prior years to us may be inconsistent with the SEC's rules on auditor independence and subsequently engaged KPMG LLP ("KPMG") as our independent registered public accounting firm for our fiscal year ended December 31, 2012 and to re-audit our financial statements for the years ended December 31, 2011 and December 31, 2010.

        McGladrey's reports on our consolidated financial statements for each of the years ended December 31, 2011 and 2010 did not contain an adverse opinion or disclaimer of opinion, and such reports were not qualified or modified as to uncertainty, audit scope, or accounting principle. During the years ended December 31, 2012 and 2011, and the period from January 1, 2013 through February 13, 2013, we did not have any disagreements with McGladrey on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to McGladrey's satisfaction, would have caused them to make reference thereto in their reports on Envestnet's consolidated financial statements for such periods. During the years ended December 31, 2012 and 2011, and the period from January 1, 2013 through February 13, 2013, there were no reportable events as the term is described in Item 304(a)(1)(v) of Regulation S-K.

INCORPORATION BY REFERENCE

        The SEC allows us to incorporate by reference into this prospectus the information we file with the SEC. This means that we are disclosing important information to you by referring to other documents. The information incorporated by reference is considered to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. We incorporate by reference the documents listed below (other than any portions thereof, which under the Exchange Act and applicable SEC rules, are not deemed "filed" under the Exchange Act):

  •
  our Annual Report on Form 10-K for the year ended December 31, 2012 (as amended by a Form 10-K/A filed on October 8, 2013);

  •
  our Quarterly Report on Form 10-Q for the quarters ended March 31, 2013 and June 30, 2013;

  •
  our Definitive Proxy Statement filed on June 28, 2013;

  •
  our Current Reports on Form 8-K/A filed on July 12, 2012 (with respect to Exhibit 99.1 only), Form 8-K filed on February 14, 2013 (as amended by a Form 8-K/A filed on March 1, 2013), March 1, 2013 (as amended by a Form 8-K/A filed on March 5, 2013), April 3, 2013 (as amended by a Form 8-K/A filed on April 5, 2013), April 5, 2013, April 12, 2013, April 17, 2013, May 13, 2013, June 26, 2013, July 1, 2013 (as amended by a Form 8-K/A filed on September 5, 2013), August 2, 2013, August 12, 2013 and October 8, 2013; and

  •
  the description of our common stock contained in the Registration Statement on Form 8-A filed on July 28, 2010, including any amendments or reports filed for the purposes of updating such description.

        If we have incorporated by reference any statement or information in this prospectus and we subsequently modify that statement or information with information contained in this prospectus, the statement or information previously incorporated in this prospectus is also modified or superseded in the same manner.

        We will provide without charge to each person, including any beneficial owner, to whom a copy of this prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above which have been incorporated by reference in this prospectus. You should direct requests for those documents to Envestnet, Inc., 35 East Wacker Drive, Suite 2400, Chicago, Illinois 60601 (telephone: (312) 827-2800). Exhibits to any documents incorporated by reference in this prospectus will not be sent, however, unless those exhibits have been specifically referenced in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the internet at the SEC's website at http://www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at http://www.envestnet.com. Our website is not a part of this prospectus. You may also read and copy any document we file at the SEC, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information.

4,800,000 Shares

Envestnet, Inc.

Common Stock

Prospectus
                    , 2013

William Blair
Stifel
BMO Capital Markets
Sandler O'Neill + Partners, L.P.
Sterne Agee
Avondale Partners
Barrington Research Associates
Sidoti & Company, LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The following table sets forth the expenses expected to be incurred in connection with the issuance and distribution of the securities registered hereby, other than underwriting discounts and commissions. All amounts shown are estimates except the SEC registration fee and FINRA filing fee.

SEC registration fee	$20,329.06
FINRA filing fee	22,856.00
Transfer Agent and Registrar fees and expenses	8,200.00
Printing and engraving expenses	100,000.00
Accounting fees and expenses	140,000.00
Legal fees and expenses	100,000.00
Blue Sky fees and expenses	5,000.00
Miscellaneous	100,000.00

Total	$496,385.06

Item 14.    Indemnification of Directors and Officers

        Section 102 of the Delaware General Corporation Law (the "DGCL") allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware law or obtained an improper personal benefit.

        Section 145 of the DGCL provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, agents or employee of the corporation or is or was serving at the corporation's request as a director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (b) if such person acted in good faith and in a manner he reasonably believed to be in the best interests, or not opposed to the best interests, of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of expenses (including attorneys' fees but excluding amounts paid in settlement) actually and reasonably incurred in the defense or settlement of such action and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of duties to the corporation, unless the court believes that in light of all the circumstances indemnification should apply.

        Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, shall be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered on the books containing the minutes of the meetings of the board of directors at the time such actions occurred or immediately after such absent director receives notice of the unlawful acts.

        Our amended and restated certificate of incorporation provides that, pursuant to Delaware law, our directors shall not be liable for monetary damages for breach of the directors' fiduciary duty of care to us and our stockholders. This provision in the amended and restated certificate of incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to us or our stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for actions leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

        Our amended and restated by-laws provide that we must indemnify our directors and officers to the fullest extent permitted by Delaware law and require us to advance litigation expenses upon our receipt of an undertaking by or on behalf of a director or officer to repay such advances if it is ultimately determined that such director or officer is not entitled to indemnification. The indemnification provisions contained in our amended and restated by-laws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise. We intend to obtain directors' and officers' liability insurance in connection with this offering.

        In addition, we have entered into agreements to indemnify our directors and certain of our officers in addition to the indemnification provided for in the amended and restated certificate of incorporation and amended and restated by-laws. These agreements, among other things, indemnify our directors and some of our officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in our right, on account of services by that person as a director or officer of Envestnet or as a director or officer of any of our subsidiaries, or as a director or officer of any other company or enterprise that the person provides services to at our request.

        The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15.    Recent Sales of Unregistered Securities

        In February 2010, in connection with entering into a commercial agreement with FundQuest Incorporated ("FundQuest"), we issued to FundQuest a warrant (the "Warrant") to purchase 1,388,888 shares of our common stock, with an exercise price of $10.80 per common share. Subsequently, FundQuest sold the Warrant to funds (the "Funds") affiliated with Technology Crossover Ventures.

        On June 24, 2013, the Warrant was exercised for all 1,388,888 shares on a cashless basis. We issued 761,902 shares of our common stock to the Funds upon their exercise of the Warrant, and we received no proceeds. The sales of these securities were exempt from registration under Section 4(a)(2) of the Securities Act.

Item 16.    Exhibits and Financial Statement Schedules

        See the exhibit index, which is incorporated herein by reference.

Item 17.    Undertakings

        The registrant hereby undertakes:

  (a)
  That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

  (b)
  That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

  (i)
  Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

  (ii)
  Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

  (iii)
  The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

  (iv)
  Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

  (c)
  To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

  (d)
  That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (e)
  That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Signatures

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Chicago, Illinois, on October 8, 2013.

Envestnet, Inc.
By:	/s/ JUDSON BERGMAN Judson Bergman Chairman and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on October 8, 2013.

Name	Position

/s/ JUDSON BERGMAN Judson Bergman	Chairman and Chief Executive Officer; Director (Principal Executive Officer)
/s/ PETER D'ARRIGO Peter D'Arrigo	Chief Financial Officer (Principal Financial Officer)
* Dale Seier	Senior Vice President, Finance (Principal Accounting Officer)
* Ross Chapin	Director
* Cynthia Egan	Director
* Gates Hawn	Director
* James Johnson	Director
* Paul Koontz	Director

Name		Position

* Charles Roame		Director
* Yves Sisteron		Director
*By:	/s/ PETER D'ARRIGO Attorney-in-fact

Exhibit Index

1.1	Form of Underwriting Agreement.
3.1
Amended and Restated Certificate of Incorporation of Envestnet, Inc. (filed as Exhibit 3.1 to the Company's Registration Statement on Form S-1, as amended (File No. 333-165717), filed with the SEC on July 1, 2010 and incorporated by reference herein).
3.2
Amended and Restated By-laws of Envestnet, Inc. (filed as Exhibit 3.2 to the Company's Registration Statement on Form S-1, as amended (File No. 333-165717), filed with the SEC on July 1, 2010 and incorporated by reference herein).
4.1
Registration Rights Agreement dated as of March 22, 2004 (filed as Exhibit 4.2 to the Company's Registration Statement on Form S-1, as amended (File No. 333-165717), filed with the SEC on March 26, 2010 and incorporated by reference herein).
4.2
First Amendment to Registration Rights Agreement dated as of August 30, 2004 (filed as Exhibit 4.3 to the Company's Registration Statement on Form S-1, as amended (File No. 333-165717), filed with the SEC on March 26, 2010 and incorporated by reference herein).
4.3
Second Amendment to Registration Rights Agreement effective as of March 24, 2005 (filed as Exhibit 4.4 to the Company's Registration Statement on Form S-1, as amended (File No. 333-165717), filed with the SEC on March 26, 2010 and incorporated by reference herein).
4.4
Joinder Agreements to Registration Rights Agreement (filed as Exhibit 4.5 to the Company's Registration Statement on Form S-1, as amended (File No. 333-165717), filed with the SEC on March 26, 2010 and incorporated by reference herein).
5.1	Opinion of Mayer Brown LLP.
10.1
Technology and Services Agreement dated as of March 31, 2008, between the Company and FMR LLC (filed as Exhibit 10.1 to the Company's Registration Statement on Form S-1, as amended (File No. 333-165717), filed with the SEC on May 6, 2010 and incorporated by reference herein).**
10.2
First Amendment to Technology and Services Agreement dated June 26, 2008 (filed as Exhibit 10.2 to the Company's Registration Statement on Form S-1, as amended (File No. 333-165717), filed with the SEC on May 6, 2010 and incorporated by reference herein).**
10.3
Second Amendment to Technology and Services Agreement dated May 5, 2009 (filed as Exhibit 10.3 to the Company's Registration Statement on Form S-1, as amended (File No. 333-165717), filed with the SEC on May 6, 2010 and incorporated by reference herein).**
10.4
Third Amendment to Technology and Services Agreement dated November 16, 2009 (filed as Exhibit 10.4 to the Company's Registration Statement on Form S-1, as amended (File No. 333-165717), filed with the SEC on May 6, 2010 and incorporated by reference herein).**
10.5
Services Agreement dated December 28, 2005 between the Company and Fidelity Brokerage Services LLC (filed as Exhibit 10.5 to the Company's Registration Statement on Form S-1, as amended (File No. 333-165717), filed with the SEC on May 6, 2010 and incorporated by reference herein).**
10.6
Services Agreement effective March 24, 2005 between the Company and National Financial Services LLC (filed as Exhibit 10.6 to the Company's Registration Statement on Form S-1, as amended (File No. 333-165717), filed with the SEC on May 6, 2010 and incorporated by reference herein).**

10.7	Services Agreement Amendment dated effective March 2008 (filed as Exhibit 10.7 to the Company's Registration Statement on Form S-1, as amended (File No. 333-165717), filed with the SEC on May 6, 2010 and incorporated by reference herein).**
10.8
2010 Long-Term Incentive Plan (filed as Exhibit 10.10 to the Company's Registration Statement on Form S-1, as amended (File No. 333-165717), filed with the SEC on July 1, 2010 and incorporated by reference herein).
10.9
2004 Stock Incentive Plan (filed as Exhibit 10.11 to the Company's Registration Statement on Form S-1, as amended (File No. 333-165717), filed with the SEC on July 1, 2010 and incorporated by reference herein).
10.10	Form of Equity Award (filed as Exhibit 10.12 to the Company's 2010 Form 10-K, filed with the SEC on March 18, 2011 and incorporated by reference herein).
10.11
Fourth Amendment to Technology Services Agreement, dated as of December 31, 2011, between Envestnet, Inc. and FMR LLC (filed as Exhibit 10.1 to the Company's Form 8-K filed with the SEC on January 6, 2012 and incorporated by reference herein).
10.12
Amendment to Services Agreement effective December 31, 2011, between Envestnet Asset Management, Inc. and Fidelity (filed as Exhibit 10.2 to the Company's Form 8-K filed with the SEC on January 6, 2012 and incorporated by reference herein).
10.13
Third Amendment to Services Agreement effective December 31, 2011, between Envestnet Asset Management, Inc. and National Financial Services LLC (filed as Exhibit 10.3 to the Company's Form 8-K filed with the SEC on January 6, 2012 and incorporated by reference herein).
10.14
Stock Purchase Agreement by and among The Sellers of Prima Capital Holding, Inc. Named Herein and Envestnet, Inc. dated as of February 9, 2012 (filed as Exhibit 10.16 to the Company's 10-K filed with the SEC on March 9, 2012 and incorporated by reference herein).
10.15
Merger Agreement by and among Tamarac Inc., Envestnet, Inc. and Titan Merger Corp and KLJ Consulting, LLC (as the Shareholder's Representative) dated as of February 16, 2012 (filed as Exhibit 10.17 to the Company's 10-K filed with the SEC on March 9, 2012 and incorporated by reference herein).**
10.16
Envestnet, Inc. Management Incentive Plan for Envestnet -- Tamarac Management Employees (filed as Exhibit 4.3 to the Company's Registration Statement on Form S-8 (filed with the SEC on May 1, 2012 and incorporated by reference herein).
10.17
First Amendment to Envestnet, Inc. Management Incentive Plan for Envestnet -- Tamarac Management Employees (filed as Exhibit 10.1 to the Company's Form 8-K filed with the SEC on April 17, 2013 and incorporated by reference herein).
10.18
Second Amendment to Envestnet, Inc. Management Incentive Plan for Envestnet -- Tamarac Management Employees (filed as Exhibit 10.1 to the Company's Form 8-K filed with the SEC on May 13, 2013 and incorporated by reference herein).
10.19
Purchase and Sale Agreement between Prudential Investments LLC and Envestnet, Inc. dated as of April 11, 2013 (filed as Exhibit 10.21 to the Company's Form 10-K (File No. 001-34835), filed with the SEC on June 14, 2013 and incorporated by reference herein).**
16.1	Letter re Change in Certifying Accountant dated February 27, 2013 (filed as Exhibit 16.1 to the Company's 8-K filed with the SEC on March 1, 2013 and incorporated by reference herein).
16.2	Letter re Change in Certifying Accountant dated March 4, 2013 (filed as Exhibit 16.1 to the Company's 8-K filed with the SEC on March 5, 2013 and incorporated by reference herein).

16.3	Letter re Change in Certifying Accountant dated April 4, 2013 (filed as Exhibit 16.1 to the Company's 8-K filed with the SEC on April 5, 2013 and incorporated by reference herein).
21.1	Subsidiaries of Envestnet, Inc. (filed as Exhibit 21.1 to the Company's Form 10-K (File No. 001-34835), filed with the SEC on June 14, 2013 and incorporated by reference herein).
23.1	Consent of KPMG LLP.
23.2	Consent of BDO USA, LLP.
23.3	Consent of PricewaterhouseCoopers LLP.
23.4	Consent of Mayer Brown LLP (included in Exhibit 5.1 above).
24.1	Power of Attorney (included on signature pages to initial filing).*

*
Previously filed.

**
Subject to confidential treatment order.